Pricing Supplement

To Prospectus dated July 18, 2008 and

Prospectus Supplement dated July 18, 2008

Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-131901 and 333-151501

United Mexican States

U.S. $80,000,000,000 Global Medium-Term Notes, Series A

Due Nine Months or More From Date of Issue

U.S. $2,000,000,000

5.950% Global Notes due 2019

The notes will mature on March 19, 2019. Mexico will pay interest on the notes on March 19 and September 19 of each year, commencing March 19, 2009. Mexico may redeem the notes before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated July 18, 2008, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public (1)	Underwriting Discounts	Proceeds to Mexico, before expenses
Per note	99.784%	0.30%	99.484%
Total	U.S. $1,995,680,000	U.S. $6,000,000	U.S. $1,989,680,000

(1) Plus accrued interest, if any, from December 23, 2008.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about December 23, 2008.

Joint Lead Managers
Goldman, Sachs & Co.	Morgan Stanley

December 18, 2008

TABLE OF CONTENTS

Pricing Supplement
About this Pricing Supplement	PS-3
Description of the Notes	PS-4
Recent Developments	PS-7
Plan of Distribution	PS-17
Notice to Canadian Residents	PS-22

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-31
Glossary	S-37
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

____________________

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

PS-2

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated July 18, 2008, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated July 18, 2008 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;
•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and
•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

PS-3

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $2,000,000,000
Issue Price:	99.784%, plus accrued interest, if any, from December 23, 2008
Issue Date:	December 23, 2008
Maturity Date:	March 19, 2019
Specified Currency:	U.S. dollars
Authorized Denominations:	U.S. $2,000 and integral multiples thereof
Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.
Interest Rate:	5.950% per year, accruing from December 23, 2008
Interest Payment Dates:	Semi-annually on March 19 and September 19 of each year, commencing on March 19, 2009
Regular Record Dates:	The March 15 or September 15 of each year preceding the relevant interest payment date.
Optional Redemption:

 X   Yes                         No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of the notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points over (ii) the principal amount of such notes.

PS-4

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Barclays Capital Inc., or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Optional Repayment:	Yes X No
Indexed Note:	Yes X No
Foreign Currency Note:	Yes X No
Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

PS-5

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.
Trading:	Euro MTF market of the Luxembourg Stock Exchange.
Securities Codes:
CUSIP:	91086QAW8
ISIN:	US91086QAW87
Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.
Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.
Further Issues:

Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.
Additional Provisions:

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated July 18, 2008.

PS-6

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2007. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Program for Growth and Employment

The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, and as well as the expected contraction in growth, or recession in Mexico’s trading partners, are likely to have adverse effects on the Mexican economy, including:

•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,
•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and
•	a lower oil price, leading to decreased public sector revenues.

The Mexican economy and financial markets have already begun to experience these adverse effects.

The specific goals of the Program for Growth and Employment are to:

•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,
•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,
•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and
•	foster long-term economic growth.

The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:

•

The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional

PS-7

expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.
•

Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.

•

The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•

Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.

•

An additional infrastructure expenditure program would be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion would be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion would be allocated among projects in various sectors that reflect both national priorities and the highest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad, housing, education, tourism, highways and agriculture).

•

The Mexican national development banks would employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. are supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.
•

Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediary, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•

Approximately Ps. 40 billion of additional credit will be made available to the housing sector through the Sociedad Hipotecaria Federal and NAFIN. In addition, Sociedad Hipotecaria Federal, in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.

•

The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as towards financing to small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.

PS-8

•

The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish in November a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.

Prices and Wages

Inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2008 was 5.80%, 2.5 percentage points higher than during the same period of 2007.

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.3% in real terms during the first nine months of 2008, as compared with the first nine months of 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 5.6%; the construction sector grew by 0.2%; the manufacturing sector grew by 2.1%; the wholesale and retail trade sector grew by 4.9%; the transportation and warehousing sector grew by 2.3%; the information sector grew by 11.1%; the finance and insurance sector grew by 2.5%; the real estate, rental and leasing sector grew by 3.7%; management of companies and enterprises grew by 3.1%; administrative and support and waste management and remediation services grew by 1.7%; education services grew by 1.2%; health care and social assistance grew by 0.9%; arts, entertainment and recreation grew by 3.0%; accommodation and food services grew by 2.2%; and other services (except public administration) grew by 2.3%, each in real terms as compared to first nine months of 2007. However, the public administration decreased by 0.3%, the mining sector decreased by 7.0% and professional, scientific and technical services decreased by 0.1%, each in real terms as compared to the first nine months of 2007.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the audited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2008, expressed in nominal pesos, were Ps.1,064.9 billion, an increase of 29.2% from total sales revenues, expressed in constant pesos with purchasing power at December 31, 2007, of Ps. 824.1 billion in the first nine months of 2007. Total sales revenues did not include the IEPS Tax in either the first nine months of 2007 or the first nine months of 2008 because the IEPS tax rate was negative during both periods.

Domestic sales increased by 19.3% in the first nine months of 2008, from Ps. 435.5 billion in the first nine months of 2007 to Ps. 519.4 billion in the first nine months of 2008, due to a 40.0% increase in sales of natural gas, a 15.0% increase in sales of petroleum products and a 33.3% increase in sales of petrochemical products. In the first nine months of 2008, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 40.6%, from Ps. 385.4 billion in the first nine months of 2007 to Ps. 541.9 billion in the first nine months of 2008, primarily due to a 39.8% increase in export sales of crude oil and condensates and a 58.9% increase in export sales of petroleum products, which were partially offset by a 38.6% decrease in export sales of natural gas. The increase in export sales of crude oil and petroleum products was attributable to higher crude oil and product prices, which were partially offset by a 18.2% decrease in the volume of crude oil exports and a 7.2% decrease in the volume of petroleum product exports in the first nine months of 2008.

PS-9

In the first nine months of 2008, PEMEX reported net income of Ps. 5.6 billion on Ps. 1,064.9 billion in total sales revenues, as compared with net income of Ps. 14.1 billion on Ps. 824.1 billion in total sales revenues in the first nine months of 2007. The 60.3% decrease in net income resulted primarily from a Ps. 220.5 billion increase in taxes and duties, which more than offset a Ps. 109.5 billion increase in operating income and a Ps. 111.8 increase in other net revenues, in each case as compared to the first nine months of 2007.

On November 29, 2008, a set of energy legal reforms became effective. These reforms amend three of the following laws:

•	the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs;
•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law); and
•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law).

In addition, the reforms enacted the following four new laws:

•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law);
•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law), which establishes a new authority to strengthen the energy regulatory framework;
•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and
•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).

The energy reforms did not include any amendment to the Political Constitution of the United Mexican States.

The energy reforms should, among other things, improve PEMEX’s decision-making processes and its execution capabilities through the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, including an audit and performance evaluation committee and a transparency and accountability committee, and the appointment of four new professional members to the Board of Directors of Petróleos Mexicanos. PEMEX has also been granted greater flexibility to invest its excess income if certain conditions are met.

The energy reforms also provide PEMEX with a more flexible contracting structure for its core production activities. To strengthen PEMEX’s ability to execute contracts, it is authorized to offer cash compensation to contractors that provide it with benefits from new technologies, faster execution or greater profit, subject to the requirement that payment obligations in respect of construction and services contracts will always be made in cash and in no case will ownership rights over hydrocarbons be granted.

Petróleos Mexicanos, in addition to other sorts of public debt instruments, will be able to issue bonds called bonos ciudadanos (Citizen Bonds), the returns of which will be linked to PEMEX’s performance. The Ministry of Finance and Public Credit will establish the characteristics, terms and conditions of the Citizen Bonds.

PS-10

Finally, the reforms include changes to the fiscal regime applicable to PEMEX that apply a differentiated fiscal regime to its crude oil and natural gas fields that takes into account field complexities.

Interest Rates

During the first eleven months of 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared with average rates on 28-day and 91-day Cetes of 7.2% and 7.3%, respectively, during the same period of 2007. On December 16, 2008, the 28-day Cetes rate was 8.0% and the 91-day Cetes rate was 8.3%.

Financial System

Central Bank and Monetary Policy

During the first ten months of 2008, the M1 money supply increased by 2.73% in real terms, as compared with the same period of 2007. This was driven by an increase in bills and coins held by the public, which increased by 9.79% in real terms in the first ten months of 2008.

During the first ten months of 2008, financial savings increased by 5.51% in real terms, as compared with the same period of 2007. Savings generated by Mexican residents increased by 4.14% in real terms and savings generated by non-residents increased by 31.48% in real terms during the first ten months of 2008, each as compared with the same period of 2007.

At December 16, 2008, the monetary base totaled Ps. 556.6 billion, a 12.5% nominal increase from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.

In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75%, on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008.

Banking Supervision and Support

At September 30, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 56,782 million, as compared with Ps. 43,142 million at December 31, 2007. The total loan portfolio of the banking system increased by 6.0% in real terms during the first nine months of 2008, as compared with December 31, 2007. The past-due loan ratio of commercial banks was 3.0% at September 30, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 90,199 million at September 30, 2008, as compared with Ps. 72,862 million at December 31, 2007. At this level, commercial banks had reserves covering 158.9% of their past-due loans at September 30, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

In response to the current international financial crisis, the Federal Government and Banco de México announced on October 27, 2008, October 29, 2008 and October 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including:

PS-11

•

for the remaining Mexican Government securities auctions scheduled for 2008, the amount of long-term fixed rate peso- and UDI[1]-denominated bonds to be issued will be decreased and the amount of short–term Treasury bills (Cetes) will be increased;

•

for the remaining auctions scheduled for 2008, the weekly issuance by the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) of Savings Protection Bonds will be reduced;

•	Banco de México will implement a program to repurchase up to Ps. 150 billion of debt securities issued by the IPAB;
•

Banco de México will establish a program of auctions of up to Ps. 50 billion of interest rate swaps, through which market participants will be able to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, allowing investors with portfolios of long-term fixed rate instruments to reduce their sensitivity to interest rate fluctuations. Banco de México will use the 28-day tasa de interés interbancaria de equilibrio (the interbank equilibrium interest rate, or “TIIE”) as the reference for the variable interest rate while the participants will determine the fixed rate with which they want to participate. The auctions will be held on Wednesdays and Fridays from November 14, 2008 to November 28, 2008;

•

the Government expects to increase its financing from multilateral financial institutions in 2008 and 2009 by approximately U.S. $5 billion, which should give the Government greater flexibility in the use of other financing sources, since the funding from multilateral lenders is less dependent on prevailing financing conditions in the international financial markets;

•

the National Banking and Securities Commission adopted a temporary rule allowing financial institutions to buy and sell government instruments from investment funds that are part of the same financial group, with the aim of providing financial institutions with greater flexibility in their portfolio adjustments, while maintaining best practices in terms of transfer pricing;

•

Banco de México agreed with the Federal Reserve Bank of New York to establish temporary swap facilities of up to U.S. $30 billion effective until April 30, 2009. These new facilities, which have also been agreed upon with the central banks of Brazil, Korea and Singapore, will provide, when necessary, liquidity in U.S. dollars to financial institutions in Mexico and provide Banco de México with greater flexibility to address demand for U.S. dollars in the financial markets; and

•

the Government announced that it was going to repurchase up to Ps. 40 billion of outstanding domestic bonds. As part of this program, the Federal Government repurchased Ps. 4.3 billion of fixed rate peso denominated government bonds (MBonos) and UDI 713 million of UDI-denominated government bonds (Udibonos). The repurchases were carried out through auctions conducted by Banco de México and the Ministry of Finance and Public Credit on December 3, December 13 and December 17, 2008.

The Securities Market

At December 17, 2008, the Mexican Stock Market Index stood at 22,572.5 points, representing a 23.6% decrease from the level at December 31, 2007.

_________________________

1 Unidad de Inversión (unit of account indexed to Mexican inflation).

PS-12

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first ten months of 2008, Mexico registered a trade deficit of U.S. $11.1 billion, as compared with a trade deficit of U.S. $8.7 billion for the same period of 2007. Merchandise exports increased by 13.1% during the first ten months of 2008 to U.S. $253.7 billion, as compared to U.S. $224.3 billion for the same period of 2007. During the first ten months of 2008, petroleum exports increased by 38.3%, while non-petroleum exports increased by 8.6%, each as compared with the petroleum and non-petroleum export totals of the same period of 2007. Exports of manufactured goods, which represented 78.1% of total merchandise exports, increased by 8.3% during the first ten months of 2008, as compared with exports of manufactured goods during the same period of 2007.

According to preliminary figures, during the first ten months of 2008, total imports grew by 13.7% to U.S. $264.9 billion, as compared to U.S. $233.0 billion for the same period of 2007. During the first ten months of 2008, imports of intermediate goods increased by 12.3%, imports of capital goods increased by 18.0% and imports of consumer goods increased by 16.9%, each as compared to imports in the same period of 2007.

Balance of International Payments

According to preliminary figures, during the first nine months of 2008, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $10,454 million, as compared to a deficit of U.S. $8,904 million for the same period of 2007. The capital account registered a surplus in the first nine months of 2008 of U.S. $12,004 million, as compared with a U.S. $12,142 million surplus in the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $26.5 billion during the first nine months of 2008, and was composed of direct foreign investment of U.S. $15.6 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $10.9 billion.

According to preliminary figures, at December 11, 2008, Mexico’s international reserves totaled U.S. $84,662 million, an increase of U.S. $6,672 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $89,666 million at December 11, 2008, an increase of U.S. $2,432 million from the amount at December 31, 2007.

On October 8, 2008, Banco de México announced that going forward, Banco de México would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeds 2% (“daily auctions”). As of December 16, 2008, Mexico has sold an aggregate of U.S. $4.1 billion through daily auctions.

In addition, from October 8, 2008 to date, Banco de México has conducted the following special auctions for an aggregate of U.S. $11 billion of dollars: (i) on October 8 and 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008 a special auction of U.S. $1.0 billion.

Direct Foreign Investment in Mexico

According to preliminary figures, during the first nine months of 2008, direct foreign investment in Mexico notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $15.6 billion. Of that, 33.8% has been channeled to manufacturing, 23.1% to financial services, 9.9% to commerce, 4.7% to transportation and communications, 21.5% to mining, 3.1% to construction and 3.9% to other services. By country of origin, during the first nine months of 2008, 48.8%

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came from the United States, 13.9% came from Spain, 9.0% came from Canada, 6.6% came from the United Kingdom, 2.1% came from Switzerland and 19.6% came from other countries.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on December 17, 2008 (to take effect on the second business day thereafter) was Ps. 13.1275 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first ten months of 2008, the public sector overall balance registered a surplus of Ps. 218.2 billion, 10.4% higher in real terms than the Ps. 188.5 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 380.0 billion for the first ten months of 2008, 4.5% lower in real terms than for the first ten months of 2007.

2009 Budget and Fiscal Package

On September 8, 2008, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Budget”).

The Federal Annual Revenue Law for 2009 was published in the Mexican Official Gazette on November 10, 2008 and will become effective as of January 1, 2009. On November 28, 2008, the Federal Expenditure Decree for 2009 was published in the Mexican Official Gazette and will become effective as of January 1, 2009.

The preliminary results for 2006, 2007 and the first nine months of 2008, as well as the budget assumptions and targets for 2008 and the 2009 Budget, are presented below.

2006, 2007 and First Nine Months of 2008 Results;

2008 and 2009 Budget Assumptions and Targets

	2006 Results	2007 Results	First nine months of 2008 Results(1)	2008 Budget(3)(4)	2009 Budget(5)
Real GDP growth (%)	4.9%(2)	3.2%(1)(2)	2.3%(2)	3.7%	1.8%
Increase in the national consumer price index (%)	4.1%	3.8%	3.9%	3.0%	3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	53.04	61.63	98.38	49.00	70.00(6)
Current account deficit as % of GDP	0.2%(1)(2)	0.6%(1)(2)	1.2%(1)(2)	1.0%	1.1%
Average exchange rate (Ps./$1.00)	10.9	10.9	10.5	11.2	11.7
Average rate on 28-day Cetes (%)	7.2%	7.2%	7.7%	7.0%	8.0%
Public sector balance as % of GDP	0.1%(2)	0.0%(1)(2)	1.5%	0.0%	0.0%
Primary balance as % of GDP	2.5%(2)	2.2%(1) (2)	3.3%	2.5%	n.a.

_____________________

(1)	Preliminary data.
(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008.
(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.
(4)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year and have not been revised to reflect the adverse global financial and economic environment in 2008.
(5)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009).
(6)	Over the past few months, the Mexican Government has entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Annual Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed.
n.a.: Not Available. Source: Ministry of Finance and Public Credit.

PS-14

Public Debt

Internal Public Debt

Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at September 30, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at October 31, 2008, the net internal debt of the Mexican Government totaled Ps. 1,890.4 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At October 31, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,107.2 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Mexican Government at October 31, 2008, Ps. 262.6 billion represented short-term debt and Ps. 1,844.7 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.82 years during the first nine months of 2008, from 5.59 years at December 31, 2007 to 6.41 years at September 30, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 92.4 billion for the first nine months of 2008, 8.3% more in nominal terms, as compared to the same period of 2007.

External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $2.2 billion in the first ten months of 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $53.1 billion at October 31, 2008. Of this amount, U.S. $51.0 billion represented long-term debt and U.S. $2.1 billion represented short-term debt. At June 30, 2008, commercial banks held approximately 7.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.2%, bondholders held 63.0% and other creditors held the remaining 12.4%.

During October 2008, two series of Mexico’s debt exchange warrants, entitling their holders to exchange on certain dates a specified principal amount of certain Mexico’s foreign-currency denominated bonds and notes for a specified principal amount of certain Mexican peso-denominated MBonos or Udibonos, were exercised. As a result of the warrants’ exercise, approximately U.S. $1,057.8 million of U.S.-dollar denominated bonds and €8.8 million of Euro-denominated and Italian Lira-denominated bonds were cancelled. The table below shows the results of the warrant exercise described in this paragraph.

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Title of Purchased Securities	ISIN	Aggregate Principal Amount Outstanding before Repurchases (in millions)	Aggregate Principal Amount Repurchased (in millions)	Aggregate Principal Amount Outstanding after Repurchases (in millions)
11 3/8% Global Bonds due September 15, 2016	US593048BA88	U.S.$ 1,692	U.S.$ 10	U.S.$ 1,682
8.00% Global Notes due 2022	US91086QAJ76	U.S.$ 714	U.S.$ 0	U.S.$ 714
8.30% Global Notes due 2031	US91086QAG38	U.S.$ 1,774	U.S.$ 133	U.S.$ 1,641
7.50% Global Notes due 2033	US91086QAN88	U.S.$ 1,269	U.S.$ 164	U.S.$ 1,105
6.75% Global Notes due 2034	US91086QAS75	U.S.$ 4,085	U.S.$ 751	U.S.$ 3,334
11.00% Euro MTN due 2017	XS0075866128	€ 172	€ 2	€ 171
5.50% Euro MTN due 2020	XS0206170390	€ 562	€ 7	€ 555

Note: Numbers may not total due to rounding.

PS-16

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of December 18, 2008, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes

Goldman, Sachs & Co.	U.S. $1,000,000,000
Morgan Stanley & Co. Incorporated.	1,000,000,000

Total	U.S. $2,000,000,000

Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.

The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

Notes sold by the managers to the public will initially be offered at the initial offering price set forth on the cover of this pricing supplement. Any notes sold by the managers to securities dealers may be sold at a discount from the initial public offering price of up to 0.10% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the managers to certain other brokers or dealers at a discount from the initial public offering price of up to 0.05% of the principal amount of notes. If all the notes are not sold at the initial public offering price, the managers may change the offering price and the other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, Goldman Sachs International) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,
•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or
•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

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The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.

The notes are being offered for sale in jurisdictions in the North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

European Economic Area

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)           to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)          to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)          in any other circumstances which do not require the publication by Mexico of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.

United Kingdom

Each manager has represented and agreed that:

1.

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000(“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

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2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (“Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (“Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable Italian laws and regulations.

This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive. Accordingly, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Hong Kong

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of

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Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 or Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

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See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $1,989,500,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $180,000.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

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NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Mexico prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to Mexico and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,
•	where required by law, that the purchaser is purchasing as principal and not as agent, and
•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this pricing supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Mexico in the event that this pricing supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Mexico. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, Mexico will have no liability. In the case of an action for damages, Mexico will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Palacio Nacional

Patio Central, 3er piso

Oficina 3010

Colonia Centro

México, D.F. 06000

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

111 Wall Street, 5th Floor

New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.

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